Exhibit 99.1

ELBIT IMAGING ENTERS INTO $30 MILLION LOAN AGEEMENT

Tel Aviv, September 25, 2011, Elbit Imaging Ltd. (TASE, NASDAQ: EMITF) (the “Company”) announced today that its indirect subsidiary, Elbit USA, LLC, ("Borrower") entered into a loan agreement with Eastgate Property LLC, (“Lender”), pursuant to which the Borrower borrowed $30 Million (approximately NIS 110 Million). The loan bears interest at the rate of 11.4% per annum and matures in one year, with an option of the Borrower either to extend the maturity for one additional year, in which case the interest rate would retroactively increase to 16.6%, or to prepay the loan at any time without penalty.

The loan was secured by a pledge granted by the Borrower, which is a special purpose entity that indirectly owns approximately 12% of EDT Retail Trust, over its shares in the entities that own the interest in EDT Retail Trust (including the proceeds therefrom), a pledge that was granted by the Company over its 50% interest in the Borrower's parent company, Elbit Plaza USA, L.P. (including certain proceeds therefrom) and a corporate guarantee of the Company.
In addition, the Company granted to the Lender a warrant to purchase the Company’s ordinary shares at an exercise price of $3.00 per share during a two-year period commencing on March 31, 2012. If the loan is repaid by March 21, 2012, the warrant will entitle the lender to purchase up to 3.3% of the Company's outstanding shares. Otherwise, the warrant will entitle the lender to purchase up to 9.9% thereof (for additional information see the prospectus supplement filed with respect to the Company’s F-3 shelf prospectus).

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) Commercial and Entertainment Centers - Initiation, construction and sale of shopping and entertainment centers and other mixed-use real property projects, predominantly in the retail sector, located in Central and Eastern Europe and in India; (ii) U.S. Real Property - Investment in commercial real property in the United States; (iii) Hotels - Hotel operation and management, primarily in major European cities; (iv) Medical Industries - (a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine; (v) Residential Projects - Initiation, construction and sale of residential projects and other mixed-use real property projects, predominately residential, located primarily in India and in Eastern Europe; (vi) Fashion Apparel - Distribution and marketing of fashion apparel and accessories in Israel; and (vii) Other Activities - (a) venture capital investments and (b) investments in hospitals and farm and dairy plants in India. We have presently decided to suspend our investment activities in hospitals and farm and dairy plants in India until we are satisfied that the economy has recovered sufficiently to resume such activities.

About EPN

EPN Investment Management LLC and EPN Fund GP LLC are entities jointly formed by Elbit Imaging Ltd. (“Elbit”), its subsidiary Plaza Centers N.V. (“Plaza”) and Eastgate Property LLC and its affiliates (“Eastgate”) in order to facilitate U.S. retail real estate investments, including through EPN Real Estate Fund, LP, a real estate investment fund that was jointly established by Elbit, Plaza and Eastgate, focused on investments in the U.S. retail and commercial real estate sectors (.

About EDT Retail Trust

EDT Retail Trust is a real estate investment trust focused on investing predominately in U.S. community shopping centers giving exposure to a premium quality portfolio of U.S. retail real estate in the value and convenience sector. It currently holds interests in 48 assets covering approximately 10.9 million square feet.

Elbit Imaging Ltd.
2 Weitzman Street, Tel Aviv 64239, Israel
Tel: +972-3-608-6000  Fax: +972-3-608-6054

Any forward-looking statements in our releases include statements regarding the intent, belief or current expectations of Elbit Imaging Ltd. and our management about our business, financial condition, results of operations, and its relationship with its employees and the condition of our properties. Words such as “believe,” “expect,” “intend,” “estimate” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Actual results may differ materially from those projected, expressed or implied in the forward-looking statements as a result of various factors including, without limitation, the factors set forth in our filings with the Securities and Exchange Commission including, without limitation, Item 3.D of our annual report on Form 20-F for the fiscal year ended December 31, 2010, under the caption “Risk Factors” and any other economic change or event that may affect our investment in EDT. Any forward-looking statements contained in our releases speak only as of the date of such release, and we caution existing and prospective investors not to place undue reliance on such statements. Such forward-looking statements do not purport to be predictions of future events or circumstances, and therefore, there can be no assurance that any forward-looking statement contained our releases will prove to be accurate. We undertake no obligation to update or revise any forward-looking statements.

For Further Information:

Company Contact:	Investor Contact:
Dudi Machluf	Mor Dagan
Chief Executive Officer (Co-CEO)	Investor Relations
Tel: +972-3-608-6024	Tel: +972-3-516-7620
dudim@elbitimaging.com	mor@km-ir.co.il